UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 001-15153

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLOCKBUSTER INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLOCKBUSTER INC.

1201 Elm Street

Dallas, Texas, 75270

BLOCKBUSTER INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Blockbuster Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the “Plan”) at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year at December 31, 2003, and reportable transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

June 25, 2004

BLOCKBUSTER INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2002	2003
Investments:
Participant-directed:
Registered investment companies	$24,615,482	$35,039,641
Collective investment trusts	7,043,536	10,354,120
Blockbuster Stock Fund	965,445	1,723,321
Viacom Class A Stock Fund	75,042	71,813
Viacom Class B Stock Fund	6,268,548	7,101,538
Loans to participants	3,102,929	3,614,194
Nonparticipant-directed:
Blockbuster Stock Fund	5,708,534	11,243,493
Viacom Class A Stock Fund	5,042	5,478
Viacom Class B Stock Fund	7,946,488	7,306,144

Total investments	55,731,046	76,459,742

Cash and cash equivalents	1,171	35,092

Receivables:
Investment income	6,410	7,660
Contributions:
Employee	306,471	327,523
Employer	161,808	171,173

Net assets available for benefits	$56,206,906	$77,001,190

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2003
Additions to net assets attributed to:
Contributions:
Employee	$9,800,565
Employer	4,795,851
Rollovers, net	973,035

Investment income	918,525

Net appreciation in fair value of investments	11,520,393

Total additions	28,008,369

Deductions to net assets attributed to:
Benefits paid to participants	(7,153,873)
Participant administrative expenses	(60,212)

Net increase	20,794,284

Net assets available for benefits, beginning of period	56,206,906

Net assets available for benefits, end of period	$77,001,190

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

General

The Plan is a defined contribution 401(k) plan, which was adopted on February 8, 1999 and became effective on May 1, 1999, covering employees of Blockbuster Inc. (the “Company” or “Blockbuster”), and its participating subsidiaries. The Plan is offered on a voluntary basis to all eligible full-time and part-time employees and is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee (the “Retirement Committee”) appointed by the Board of Directors of the Company. Although the Company anticipates that the Plan will continue indefinitely, it reserves the right to amend the Plan at any time through action of the Retirement Committee and to terminate the Plan at any time through action of its Board of Directors, provided that such action is in accordance with applicable law. Prior to the Plan’s creation, Blockbuster employees participated in the Viacom Investment Plan, currently known as the Viacom 401(k) Plan (the “VIP”). The Company is a majority owned subsidiary of Viacom Inc. (“Viacom”).

Eligibility

Full-time employees are generally eligible to participate in the Plan on the first day of the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service. Eligibility service is generally based on the number of days for which a full-time employee is given service credit. Part-time employees are generally eligible to participate in the Plan on the first day of the month following the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service, with eligibility service generally being defined as a consecutive twelve month period in which a part-time employee works at least 1,000 hours.

Investment and Participant Accounts

Putnam Fiduciary Trust Company (the “Trustee”) is the trustee and custodian of Plan assets. Effective November 28, 2003, Plan participants have the option of investing their contributions or existing account balances among the following:

Growth

Blockbuster Stock Fund

Dimensional Fund Advisors U.S. Small Cap Fund

EuroPacific Growth Fund

Putnam S&P 500 Index Fund

Putnam Investors Fund

Putnam Voyager Fund

Vanguard Growth and Income Fund

Vanguard Morgan Growth Fund

Vanguard Total Stock Market Index Fund

Viacom Class B Stock Fund

Growth and Income

The George Putnam Fund of Boston

The Putnam Fund for Growth and Income

Vanguard LifeStrategy Moderate Growth Fund

Vanguard Windsor II Fund

Income

PIMCO Total Return Fund

Putnam Income Fund

Capital Preservation

Putnam Stable Value Fund

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

The Putnam funds are managed by either Putnam Management Company, Inc. or the Trustee. Each of the funds, except for the Dimensional Fund Advisors U.S. Small Cap Fund, the EuroPacific Growth Fund, the Vanguard funds, and the PIMCO Total Return Fund, is identified as a party-in-interest. The Viacom Class A Stock Fund is not a current investment option of the Plan.

Through March 24, 2002, investment elections were required to be in multiples of 5%. Effective March 25, 2002, the Plan was amended to provide that such elections may be in multiples of 1%. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, to the extent participants exercise control over the investment of contributions in accordance with the requirements of Section 404(c), neither the Plan nor any other Plan fiduciary will be responsible for any losses that may occur as a result of the participant’s investment decisions.

Prior to January 1, 1995, employer matching contributions to the VIP were automatically invested in the Viacom Class A and Class B Stock Funds. From January 1, 1995 to June 30, 2000, employer matching contributions to the VIP and the Plan were automatically invested in the Viacom Class B Stock Fund. Viacom Class A and Class B Stock Funds are invested solely in Viacom class A and class B common stock, respectively. Since July 1, 2000, employer matching contributions to the Plan are automatically invested in the Blockbuster Stock Fund, which is invested solely in shares of Blockbuster class A common stock. Until March 25, 2002, these contributions could not be transferred to any other investment fund offered under the Plan. Effective March 25, 2002, the Plan was amended to permit participants to transfer employer matching contributions originally invested in the Blockbuster or Viacom stock funds into any other investment fund offered by the Plan.

Effective November 28, 2003, the Plan was amended to provide seven new fund options to participants in addition to those funds already provided by the Plan. The new investment options are the PIMCO Total Return Fund; the Vanguard LifeStrategy Moderate Growth Fund; the Vanguard Total Stock Market Index Fund; the Vanguard Growth and Income Fund; the Vanguard Windsor II Fund; the Vanguard Morgan Growth Fund; and the Dimensional Fund Advisors U.S. Small Cap Fund.

Contributions

Through December 31, 2000, the Plan permitted participants to contribute up to 15% of annual compensation (as defined under the Plan) on a before-tax, after-tax or combination basis subject to Code limitations. Effective January 1, 2001, the Plan was amended to provide that participants could no longer make after-tax contributions and to modify the formula for Company matching contributions. These changes were implemented so that the Plan could satisfy the requirements of a “safe harbor” plan, which is exempt from the average deferral percentage discrimination testing requirements of Code Section 401(k). The Plan provides that the employer’s matching contribution is equal to (i) 100% of the first 3% of annual compensation contributed and 50% of the next 2% of annual compensation contributed if the participant is not a “highly compensated employee,” as determined under the Code rules; or (ii) 50% of the first 5% of annual compensation contributed if the participant is a “highly compensated employee”. For the 2003 Plan year, any employee whose prior year’s earnings (as defined under the Plan) exceeded $90,000 was considered a highly compensated employee for Plan purposes. Pursuant to Code limits, total compensation considered under the Plan for purposes of determining contribution limits could not exceed $200,000 for both 2003 and 2002.

An employee is permitted to rollover into the Plan at any time part or all of the employee’s eligible distributions from other tax-qualified savings plans, including profit-sharing plans, pension plans and certain individual retirement arrangements.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $12,000 for 2003 and $11,000 for 2002. The Code also contains an annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which for both 2003 and 2002 was equal to the lesser of $40,000 or 100% of earnings (as defined under the Plan).

Effective January 1, 2003, all Participants who have attained age 50 before the close of the calendar year will be able to make catch-up contributions. These contributions will not be treated as Matchable Contributions (as defined under the Plan) and can be made if the eligible participants make the maximum contribution permitted under the Plan for a Plan year. The limit for catch-up contributions was $2,000 in 2003.

Loans to Participants

Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant’s vested account balance or $50,000 (determined by aggregating loans from all qualified defined contribution plans of the company or any affiliated company), reduced by the highest aggregate outstanding balance of all plan loans from all defined contribution plans of the Company or any affiliated company made to the participant during the

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. Loans are secured by the participant’s remaining account balance. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate, and a participant can only have one loan outstanding at any time. The loans outstanding at December 31, 2003 carry interest rates ranging from 5.0% to 10.5%. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest are specifically identified in the respective participants’ accounts and allocated in accordance with their current investment elections. A loan origination fee is assessed to borrowing participants of the Plan upon funding of the loan. Loans that are considered in default according to Plan provisions are recorded as a deemed distribution, which is a taxable event for the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocation of the Plan earnings. Expenses are charged for the administration of certain investment options. These expenses are allocated to participants’ accounts and thus are included as a component of the changes in net assets available for benefits.

Vesting

All employee contributions are 100% vested at the time of contribution.

Through December 31, 2000, subject to certain exceptions, the employer’s matching contributions vested at 20% per year of vesting service, and became fully vested after five years of vesting service. If participants terminated employment prior to being vested in their employer matching contributions and received a distribution of the vested portion of their account, the non-vested portion of their account was forfeited and used to pay administrative expenses and to fund future employer matching contributions; provided that re-employed participants could request that forfeited amounts be restored to their accounts under certain circumstances. Participants with vested account balances exceeding $5,000 who did not receive a distribution of the vested portion of their account after termination of employment forfeited the non-vested portion after incurring a five year break-in-service (calculated in accordance with the Plan), with forfeited amounts being used as discussed above.

Effective January 1, 2001, all active participants on January 1, 2001 became fully vested in any employer contributions made previously to their account. In addition, all employer contributions made after January 1, 2001 are 100% vested at the time of contribution. Participants whose employment terminated prior to January 1, 2001 continued to be subject to the forfeiture provisions in place prior to January 1, 2001. Employer matching contributions of $17,296 for the year ended December 31, 2003 were forfeited in connection with these provisions. This amount was used to offset employer contributions during 2003.

Payment of Benefits Upon Termination of Employment or Disability

Subject to certain Code limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70½ unless they are still employed.

Withdrawals During Employment

Participants in the Plan who are still actively employed may elect to withdraw part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may also elect to withdraw all or part of their before-tax contributions and matching contributions, and earnings thereon.

Participants who are not age 59 1/2, but have been in the Plan or the VIP at least five years, may elect to withdraw up to 100% of their employer matching contributions contributed prior to January 1, 2001, and earnings thereon. Participants who have not been in the Plan or the VIP at least five years may elect to withdraw up to 100% of their employer matching contributions contributed prior to January 1, 2001 that were remitted at least two years previously.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

Through December 31, 2000, a participant could obtain a hardship withdrawal of the vested portion of his or her employer matching contributions and before-tax contributions, irrespective of age, provided that the requirements for hardship were met. Effective January 1, 2001, a participant may not obtain any withdrawal of employer matching contributions contributed after December 31, 2000, including for hardship, until the participant reaches age 59 1/2. Participants can still obtain hardship withdrawals of any before-tax contributions, irrespective of age.

With the exception of hardship withdrawals, participants are limited to one withdrawal in any calendar year. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses

The Company pays for expenses incurred in connection with the administration of the Plan, to the extent not covered by forfeitures. The Company paid a total of $278,552 in administrative expenses and $25,000 in audit expenses in 2003.

Expenses are also charged for the administration of certain investment options. These expenses are allocated to participants’ accounts and thus are included as a component of the changes in net assets available for benefits.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost, which approximates fair value due to the short-term maturity of these investments. The Viacom Class A Stock Fund and Viacom Class B Stock Fund and the Blockbuster Stock Fund are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies and the Putnam S&P 500 Index Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. The Putnam Stable Value Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts, and is reported at the book value, or cost plus accrued interest, of the underlying investment contracts. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2003 and 2002. The loans outstanding at December 31, 2003 carry interest rates ranging from 5.0% to 10.5%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Employee and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and, as such, become obligations of the Company and assets of the Plan.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE 3—INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

	At December 31,
	2002		2003
	Units	Net Assets	Units	Net Assets
Viacom Class B Stock Fund	348,750	$14,215,036	324,644	$14,407,682
Blockbuster Stock Fund	544,815	$6,673,979	722,385	$12,966,814
Putnam Voyager Fund	507,357	$6,621,011	547,511	$8,929,909
Putnam Investors Fund	559,743	$4,987,314	605,253	$6,845,414
The Putnam Fund for Growth and Income	320,257	$4,534,837	367,314	$6,512,481
Putnam Stable Value Fund	4,354,823	$4,354,823	5,721,139	$5,721,139
EuroPacific Growth Fund	136,949	$3,145,723	153,909	$4,649,588
Putnam S&P 500 Index Fund	124,247	$2,688,713	166,774	$4,632,981

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

Year Ended December 31, 2003
Registered Investment Companies:
Dimensional Fund Advisors U.S. Small Cap Fund	$6,983
EuroPacific Growth Fund	1,068,612
The George Putnam Fund of Boston	461,655
PIMCO Total Return Fund	(271)
The Putnam Fund for Growth and Income	1,274,335
Putnam Income Fund	26,648
Putnam Investors Fund	1,426,521
Putnam Voyager Fund	1,764,239
Vanguard Growth and Income Fund	4,958
Vanguard LifeStrategy Moderate Growth Fund	481
Vanguard Morgan Growth Fund	4,886
Vanguard Total Stock Market Index Fund	4,682
Vanguard Windsor II Fund	6,394

6,050,123

Collective Investment Trusts:
Putnam S&P 500 Index Fund	946,306
Putnam Stable Value Fund	—

946,306

Other Investments:
Blockbuster Stock Fund	3,307,279
Viacom Class A Stock Fund	6,063
Viacom Class B Stock Fund	1,210,622

4,523,964

Net appreciation	$11,520,393

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE 4—NONPARTICIPANT-DIRECTED INVESTMENTS

Prior to January 1, 1995, employer matching contributions to the VIP were automatically invested in the Viacom Class A and Class B Stock Funds. From January 1, 1995 to June 30, 2000, employer matching contributions to the VIP and the Plan were automatically invested in the Viacom Class B Stock Fund. Viacom Class A and Class B Stock Funds are invested solely in Viacom class A and class B common stock, respectively. Since July 1, 2000, employer matching contributions to the Plan are automatically invested in the Blockbuster Stock Fund, which is invested solely in shares of Blockbuster class A common stock. Until March 25, 2002, these contributions could not be transferred to any other investment fund offered under the Plan. Effective March 25, 2002, the Plan was amended to permit participants to transfer employer matching contributions originally invested in the Blockbuster or Viacom stock funds into any other investment fund offered by the Plan.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	At December 31,
	2002	2003
Net Assets:

Blockbuster Stock Fund	$5,708,534	$11,243,493
Viacom Class A Stock Fund	5,042	5,478
Viacom Class B Stock Fund	7,946,488	7,306,144

Total	$13,660,064	$18,555,115

Year Ended December 31, 2003
Changes in Net Assets:

Contributions	$4,795,851
Net appreciation	3,489,126
Investment income	55,811
Benefits paid to participants	(1,894,668)
Transfers to participant-directed investments	(1,053,202)
Loans and other	(497,867)

Total	$4,895,051

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE 5—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2002	2003
Net assets available for benefits per the financial statements	$56,206,906	$77,001,190
Amounts allocated to withdrawing participants	(20,652)	(832)

Net assets available for benefits per the Form 5500	$56,186,254	$77,000,358

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$7,153,873
Add: Amounts allocated to withdrawing participants at December 31, 2003	832
Less: Amounts allocated to withdrawing participants at December 31, 2002	(20,652)

Benefits paid to participants per the Form 5500	$7,134,053

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

NOTE 6—INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated July 23, 2003 indicating that the Plan satisfies the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. Certain technical amendments to the Plan that were required by the IRS in connection with the determination letter filing were adopted on August 19, 2003. Effective November 28, 2003, the Plan was amended to add seven additional investment funds.

NOTE 7—SUBSEQUENT EVENTS

Effective January 1, 2004, the Movie Brands Inc. 401(k) Profit Sharing Plan was merged into the Plan. The net assets merged with Plan assets totaled approximately $250,000.

On June 18, 2004, the Company filed a Registration Statement on Form S-4 pursuant to which Viacom is offering to exchange shares of Blockbuster class A and class B common stocks for shares of Viacom class A and class B common stocks. In addition, the Company plans to declare a special distribution of $5 per share to all Blockbuster stockholders. The Company is currently evaluating the effects of these proposed transactions on the Plan.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2003

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Unit/Principal Amount/Shares/ Maturity and Interest Rates	(d) Cost	(e) Current Value
	Registered Investment Companies:
	Dimensional Fund Advisors U.S. Small Cap Fund	16,571	n/a	$278,896
	EuroPacific Growth Fund	153,909	n/a	4,649,588
*	The George Putnam Fund of Boston	217,372	n/a	3,699,678
	PIMCO Total Return Fund	5,824	n/a	62,375
*	The Putnam Fund for Growth and Income	367,314	n/a	6,512,481
*	Putnam Income Fund	480,508	n/a	3,257,842
*	Putnam Investors Fund	605,253	n/a	6,845,414
*	Putnam Voyager Fund	547,511	n/a	8,929,909
	Vanguard Growth and Income Fund	5,395	n/a	150,732
	Vanguard LifeStrategy Moderate Growth Fund	2,679	n/a	44,494
	Vanguard Morgan Growth Fund	16,189	n/a	240,726
	Vanguard Total Stock Market Index Fund	6,725	n/a	174,783
	Vanguard Windsor II Fund	7,275	n/a	192,723

	Collective Investment Trusts:
*	Putnam S&P 500 Index Fund	166,774	n/a	4,632,981
*	Putnam Stable Value Fund	5,721,139	n/a	5,721,139

	Other Investments:
*	Blockbuster Stock Fund
	Participant-directed	96,007	n/a	1,723,321
	Nonparticipant-directed	626,378	$11,036,453	11,243,493
*	Viacom Class A Stock Fund
	Participant-directed	1,622	n/a	71,813
	Nonparticipant-directed	124	2,454	5,478
*	Viacom Class B Stock Fund
	Participant-directed	160,017	n/a	7,101,538
	Nonparticipant-directed	164,627	4,496,418	7,306,144

*	Loans to participants	Various maturities and interest rates ranging from 5.0% to 10.5%	—	3,614,194

	Total investments			$76,459,742

*	Identified as a party-in-interest to the Plan.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, line 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expenses Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Single Transactions:

None

Series Transactions:

Blockbuster Stock Fund	291,371.996 Units	$4,803,282	n/a	n/a	n/a	$4,803,282	$4,803,282	n/a

The above transactions and series of transactions are in excess of 5% of the fair value of the Plan’s assets at December 31, 2002, as defined in section 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

All of the above are parties-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

BLOCKBUSTER INVESTMENT PLAN

Date: June 28, 2004	By:	/s/ Barbara Mickowski
Barbara Mickowski
Member of the Retirement Committee

INDEX TO EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm